Verde Clean Fuels, Inc.

600 Travis Street, Suite 5050

Houston, Texas 77002

May 25, 2023

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Verde Clean Fuels, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 8, 2023
File No. 333-271360

Ladies and Gentlemen:

Set forth below are the responses of Verde Clean Fuels, Inc. (the “Company,” “Verde Clean Fuels,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2023, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-271360, filed with the Commission on May 8, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Amendment No. 1 to Form S-1 filed May 8, 2023

Prospectus Summary, page 13

1.	We note your response to our prior comment number 3, which we reissue in part. Please disclose in the Prospectus Summary that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 11 of the Amended Registration Statement accordingly.

*     *      *      *      *

Securities and Exchange Commission

May 25, 2023

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Anne Peetz of Kirkland & Ellis LLP at (713) 836-3711.

Sincerely,

VERDE CLEAN FUELS, INC.

By:	/s/ Ernest B. Miller
Name:	Ernest B. Miller
Title:	Chief Executive Officer and Interim Chief Financial Officer

Enclosures

cc:	Debbie Yee, P.C. (Kirkland & Ellis LLP)

Anne G. Peetz (Kirkland & Ellis LLP)